Exhibit 99.2

Western Wind Energy Corp.
Management Discussion and Analysis
For the three and six months ended June 30, 2012

August 15th, 2012

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed interim consolidated financial statements of Western Wind Energy Corp. (“Western Wind” or “us” or “we” or “our” or the “Company”) as at and for the three and six months ended June 30, 2012 (the “financial statements”). All amounts are expressed in United States dollars unless otherwise stated. References to notes are with reference to the condensed interim consolidated financial statements.

RECENT DEVELOPMENTS

  The Company’s generating facilities produced record operating revenues of $14,405,141 (2011 - $1,047,212) and $19,288,218 (2011 - $1,558,562) for the three and six months ended June 30, 2012, respectively.

  For the three and six months ended June 30, 2012, adjusted earnings before interest, income taxes, depreciation and amortization, and other expenses or income (“Adjusted EBITDA”1) increased to $10,596,599, or a positive $0.17 per share,1compared to $(663,957) (negative $0.01 per share) and increased to $13,025,127, or a positive $0.21 per share,1 compared to $(1,560,091) (negative $0.03 per share) the 2011 comparative periods.

  On April 30, 2012, term conversion of the Windstar Senior Secured Notes occurred. In accordance with the Note Purchase Agreement, all Series A, B and C notes were exchanged for Series D notes, with interest payable quarterly at a rate of 7.19% per annum. Repayments of interest and principal commenced on July 31, 2012.

  On May 15, 2012, the Company executed a term sheet with Champlin/GEI Wind Holdings to acquire the rights and title to 4,000MW of wind energy development projects, with near term projects in Hawaii and Utah. Upon completion of our due diligence process, on August 5, 2012, the Company announced that the Champlin/GEI Wind Holdings acquisition will not be proceeding.

  On July 1, 2012, the Company renewed its corporate loan, including outstanding interest and bonus. The $2,764,395 loan bears interest at 25% per annum, and matures on August 31, 2012.

  On July 9, 2012, the Company was awarded $78,334,713 in tax free cash grant under the US internal Revenue Code Section 1603 in connection with its 120MW Windstar project. The funds were subsequently received on July 16, 2012. $55,000,000 was used to repay the Rabobank loan, $13,933,897 was used to repay deferred financing costs net of liquidated damages, $5,248,127 was used to fund the debt service reserve account and $4,710,468 was set aside for the ongoing arbitration between the Company and its deferred financing vendor. The amount awarded was $12,221,994 less than the $90,556,707 included in the Company’s application. On July 17, 2012 the Company had a meeting with the head of the 1603 program to understand this shortage and to submit further documentation to support our application.

  On July 30, 2012 the Company announced that it intends on selling the entire Company including either its shares or its assets. The sale process will start immediately and two merger and acquisition advisors were engaged on August 10, 2012 to assist with the sale. The assets being sold will comprise all of our current four (4) producing assets, the fully funded contingency accounts, the Company’s Yabucoa project, existing land holdings, leases, other development projects, tax benefits, and other corporate assets. The Company is expecting the sale process to take between three and six months from the announcement date.

  On August 13, 2012 the Company received $3,000,000 from the exercise of 3,000,000 warrants (December 15, 2012 expiry) at $1.00.

1 Refer to “Non-GAAP Performance Measures” section of this MD&A.

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  On August 15, 2012 the Company made a $500,000 partial payment on the $12,006,600 REC promissory note and negotiated the principal to be paid $500,000 on September 15, 2012, $7.5 million on September 30, 2012, $1 million on October 31, 2012 and the remaining balance plus interest due by November 30, 2012.

BUSINESS OVERVIEW

Western Wind Energy is a vertically integrated renewable energy production company that currently owns wind and solar generation facilities with 165MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S.. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the Toronto Venture Exchange under the symbol "WND", and in the United States on the OTCQX under the symbol "WNDEF".

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar and 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

OVERVIEW OF PROJECTS

			Production to be Sold		PPA	Land /Lease
Project	Tech	Location	Capacity	Price	Counterparty	Term
Operational
Windstar	W	Tehachapi, California	120MW	Fixed Price	SCE	Company Owned
Mesa	W	San Gorgonio, California	30MW	Fixed Price	SDG&E	Sept. 22, 2037
Kingman	W+S	Kingman, Arizona	10.5MW	Fixed Price	UNS	Company Owned
Windridge	W	Tehachapi, California	4.5MW	SRAC	SCE	Company Owned
Under Construction
Yabucoa	S	Yabucoa, Puerto Rico	30MW	Fixed Price	PREPA	Aug. 17, 2050
Early Stage
Mesa II	W	San Gorgonio, California	TBD	TBD	TBD	Sept. 22, 2037
Windswept	W	Kern County, California	TBD	TBD	TBD	Company Owned and Leased
Snowflake	W	Navajo, Arizona	TBD	TBD	TBD	Feb. 22, 2041
Where W – Refers to Wind Resource, S – Refers to Solar Resource and TBD – Refers to To Be Determined

Operations

Windstar Generating Facility – 120MW

	Three Months Ended		Six Months Ended
	June 30		June 30
	2012	2011	2012	2011
Operating revenues from generating facility	$12,181,090	-	$15,670,701	-

The Windstar Generating Facility is a 120MW wind generating facility on 1,850 acres of land owned by the Company in Tehachapi, California. The Windstar project began initial operations on January 27, 2012, and the 120MW wind farm was commercially operational by March 12, 2012. The assets include sixty (60) Gamesa G80 and G87 2-MW wind turbine generators, a collection system, a substation, roads, interconnection facilities, a maintenance building, and a fixed price PPA with Southern California Edison (“SCE”), which expires on January 28, 2032.

Windstar sales and production for the three months ended June 30, 2012, were in line with management’s expectations as the 120MW project operated at full production. However, year-to-date sales for the six months ended June 30, 2012, are still lower than anticipated, as a result of the first quarter construction delays, which deferred our commercial operations date to March 12, 2012 for the entire 120MW project, in conjunction with unforeseen transmission line outages, due to infrastructural maintenance, outside of the Company’s control. Management continues to closely monitor operations and production from the Windstar generating facility.

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Windstar’s funds from operations are held in restricted escrow accounts. On a monthly basis, we apply for funds to be released from the escrow accounts to pay for specified operating costs and debt service payments. Further, in accordance with the Windstar senior secured notes, in order to be eligible to make distributions from the restricted escrow accounts, the Company must maintain a minimum debt service coverage ratio on each calculation date. The Company’s first calculation date being October 31, 2012, and quarterly thereafter.

On July 9, 2012, the Company was awarded $78,334,713 in tax free cash grant under the U.S. internal Revenue Code Section 1603 in connection with its 120MW Windstar project. The funds were received on July 16, 2012. $55,000,000 was used to repay the Rabobank loan, $13,933,897 was used to repay deferred financing costs net of liquidated damages, $5,248,127 was used to fund the debt service reserve account and $4,710,468 was set aside for the ongoing arbitration between the Company and its deferred financing vendor. The amount awarded was $12,221,994 less than the $90,556,707 included in the company’s application. On July 17, 2012 the Company had a meeting with the head of the 1603 program to understand this shortage and to submit further documentation to support our application. The outcome of this is not presently determinable.

In December 2010, the Company signed a $204.5 million Senior Secured Note Purchase Agreement with various institutional lenders. On April 30, 2012, term conversion of the Windstar Senior Secured Notes occurred. In accordance with the Note Purchase Agreement, all Series A, B and C notes were exchanged for Series D notes, with interest payable quarterly at a rate of 7.19% per annum. Repayments of interest and principal will begin on July 31, 2012. The notes are secured by a first lien on all the project assets.

Throughout the construction period, the Company capitalized a total of $269,003,037 in power project development and construction costs. These costs were then transferred to inventory, intangible assets, and property and equipment upon commencement of commercial operations.

Mesa Generating Facility – 30MW

	Three Months Ended		Six Months Ended
	June 30		June 30
	2012	2011	2012	2011
Operating revenues from generating facility	$1,413,810	1,029,866	$1,721,027	1,526,709

The Company’s 30MW Mesa wind generating facility is located in the San Gorgonio Pass near Palm Springs, California. The assets include a right-of-way (“ROW”) on 440 acres of land owned by the Bureau of Land Management (“BLM”), a PPA with San Diego Gas & Electric (SDG&E), 460 wind turbines, a collection system, a substation, roads and a maintenance building. Of the original 460 65-kW Vestas V15 turbines, approximately 410 turbines are still operational. All operations and maintenance are subcontracted out to Green Energy Maintenance Corp. (“GEM”, formerly Airstreams Maintenance Corporation), an independent company that has extensive experience in operating and maintaining generating facilities and overhauling wind turbines. Effective April 8, 2012, the previous PPA with SCE was terminated and energy sales commenced with SDG&E on April 9, 2012 under a fixed price PPA.

For the three and six months ended June 30, 2012, total operating sales from the Mesa generating facility increased by 37% to $1,413,810 (2011 - $1,029,866) and by 12% to $1,721,027 (2011 - $1,526,709), respectively. This increase in revenues is largely attributed to the execution of the new fixed price PPA with SDG&E, as the Mesa site experienced a 15% decrease in year-over-year winds. With the SDG&E fixed price PPA becoming effective April 9, 2012, the Company has eliminated the pricing risk associated with SRAC-based variable-priced PPAs.

Kingman Generating Facility – 10.5MW

	Three Months Ended		Six Months Ended
	June 30		June 30
	2012	2011	2012	2011
Operating revenues from generating facility	$794,615	-	$1,872,498	-

The Company’s Kingman Generating Facility is a 10.5MW fully integrated combined wind and solar energy generation facility on 1,110 acres of land owned by Western Wind in Kingman, Arizona. The Kingman project began initial operations on September 24, 2011. The assets include five (5) Gamesa turbines, 500KWdc of solar modules, a collection system, a substation, roads, interconnection facilities, a maintenance building, and a fixed price PPA with UNS Electric, Inc., a subsidiary of Unisource Energy Corporation of Arizona (“UNS”), which expires on September 24, 2031.

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For the three and six months ended June 30, 2012, total operating sales and production were slightly above our expectations due to greater than budgeted wind period-to-period wind conditions.

Kingman’s funds from operations are held in restricted escrow accounts. On a monthly basis, we apply for funds to be released from the escrow accounts to pay for specified operating costs and debt service payments. Further, in accordance with the Kingman credit agreement, in order to be eligible to make distributions from the restricted escrow accounts, the Company must maintain a minimum debt service coverage ratio on each calculation date. The Company’s first calculation date being June 30, 2012, and semi-annually thereafter. As at June 30, 2012, the Company was in compliance with its Kingman credit agreement covenants and made its first distribution of $300,000.

Windridge Generating Facility – 4.5MW

	Three Months Ended		Six Months Ended
	June 30		June 30
	2012	2011	2012	2011
Operating revenues from generating facility	$15,626	$17,346	$23,992	$31,853

The 4.5MW Windridge wind generating facility is located on 191 acres owned by the Company in Tehachapi, California. The assets include 43 Windmatic turbines, a substation, a collection system, and a PPA with SCE, which expires on December 7, 2014, to deliver the output from 4.5MW of capacity. The Company has a Standard Offer Power Purchase and Interconnection Agreement with SCE to sell electricity on an “as available” basis at SCE’s SRAC price, which will expire on December 7, 2014.

For the three and six months ended June 30, 2012, total operating sales from the Windridge generating facility decreased by 10% to $15,626 (2011 - $17,346) and by 25% to $23,992 (2011 – $31,853), compared to total operating sales for the comparative periods, respectively. This decrease in revenues is largely attributed to year-over-year SRAC price declines of 45% to $22.86/MWh (2011 - $41.30/MWh) and 40% to $24.43/MWh (2011 - $40.85/MWh) for the three and six months ended June 30, 2012. Management expects energy production to continue to outperform prior year generation, however, significantly depressed SRAC prices will continue to suppress operating revenues from the Windridge generating facility.

The facility is currently operating below its rated capacity; however, management believes that the Company may be able to repower the Windridge facility with new turbines that are within the FAA height restrictions or by using up to 70 of the Vestas V15 wind turbines that may be available after the Mesa II project repower.

Western Wind was exploring options to increase the generating capacity and accordingly submitted a plan to the U.S. Federal Aviation Administration (“FAA”) in 2008 for seven new turbine sites to replace the existing turbines. The FAA is responsible for protecting the national airspace and reviews proposed obstructions, such as communications towers, wind turbines, airport flight patterns, etc., to that airspace that exceed the stated maximum height limits to determine whether the proposed obstruction will be a hazard to existing uses of the airspace. In October 2008, the FAA issued a notice stating that the seven new proposed turbines exceeded the maximum height limit for that area and would be a hazard to existing uses so the Company’s Windridge expansion plans have been temporarily suspended

Under Construction

Yabucoa Project – 30MW

The Yabucoa Solar Project is a 30MW AC photovoltaic (“PV”) project in the Municipality of Yabucoa, Commonwealth of Puerto Rico. Energy and green credits from the project will be sold to the Puerto Rico Electric Power Authority (“PREPA”) under a 20-year Renewable Power Purchase and Operating Agreement that also provides for direct interconnection in close proximity to the project site. The project is located on land leased from the Puerto Rico Land Authority (“PRLA”) for 40 years.

On August 17, 2010, the Company entered into a 40-year land lease agreement with the PRLA. The Project site is located in the municipality of Yabucoa, in southeast Puerto Rico, approximately 45 miles southeast of San Juan and 2 miles inland from the Caribbean Sea. The site is a former agricultural site, surrounded by former and current brownfield industrial sites. The site is an irregular rectangle approximately 400 acres in size and located northeast of the municipality of Yabucoa and contains three water wells and no major buildings or improvements.

On February 25, 2011, we signed a 30MW solar PPA with PREPA for a term of 20 years commencing on the commercial operations date and providing an energy payment and green credits payment.

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On December 29, 2011, the Company entered into a Module Supply Agreement ("MSA") with REC Solar U.S., LLC for the purchase of solar modules totaling approximately 42MW DC (30MW AC) for its Yabucoa Project, in Puerto Rico. On December 29, 2011, the Company took delivery of an initial 12MW in solar modules to ensure the Company exceeded the minimum 5% safe harbor provision of Section 1603 of the ARRA, for the U.S. Department of the Treasury cash grant program. In conjunction with the MSA, we signed a promissory note with REC U.S. Holdings, Inc. for $12,006,600. The note bears interest of three percent per annum. The full amount of the promissory note was used to purchase an initial 12MW of solar modules. On August 15, 2012 the Company made a $500,000 partial payment on the outstanding loan and negotiated the principal to be paid $500,000 on September 15, 2012, $7.5 million on September 30, 2012, $1 million on October 31, 2012 and the remaining balance plus interest due by November 30, 2012.

The Company engaged Rabobank as its exclusive financial advisor to provide financial advisory services in connection with the potential placement of debt financing for the Yabucoa project. The Company is currently in an advanced stage of obtaining project financing and continues to negotiate the final terms with the Company’s lenders.

The Company chose Black & Veatch Corporation as the independent engineer for our Yabucoa Project. Black & Veatch Corporation is currently in an advanced stage of finalizing their report.

The Company capitalized $2,221,587 and $4,569,153 in power project development and construction costs for the three and six months ended June 30, 2012.

Under Development

Mesa Repower – Late Stage Development

The Company is updating its environmental assessments required to repower the Mesa Wind 30MW project. When the environmental assessments are completed (expected 2013) the company will update its previous plan of development to the BLM before the expiry of its existing PPA with SDG&E on December 31, 2013. Once the Company has obtained a new PPA, the Company intends to repower the Mesa project at the expiry date of the existing PPA.

On July 20, 2012, the Company received a refund of $485,000 of its’ $500,000 interconnection financial security deposit because the interconnection study was completed, at a much lower cost than anticipated., Furthermore, the system facilities study from SCE indicated the 30MW repower would require minimal system upgrades.

Windswept Project – Early Stage Development

The Company has secured approximately 571 contiguous acres near Tehachapi, California just west of Windstar, through land purchases and ground leases to pursue the development of an additional wind and/or solar generating facilities project. We are testing the wind and solar resource to confirm suitability, and working on acquiring or leasing additional contiguous land parcels to increase the capacity of the Windswept project.

The Windswept Project is still subject to obtaining wind or solar energy zoning from Kern County, a PPA, interconnection to SCE’s new Tehachapi renewable energy transmission system, financing, and other development milestones.

Snowflake Project – Early Stage Development

On February 22, 2011, the Company entered into a ground lease with Rocking Chair Ranch, Inc. for 10,888 contiguous acres in Navajo County, Arizona, and may secure up to approximately 22,000 acres in the future, to pursue the development of a wind and/or solar energy project. The lease extends for a period of up to 30 years.

Three meteorological towers were erected to test the wind resource at the Snowflake Project on February 12, 2012. The Company has commenced work to confirm environmental and transmission suitability and economic feasibility.

Assuming the project is feasible, construction of the Snowflake Project is still a few years away and is subject to obtaining wind or solar energy zoning from local authorities, a PPA, an interconnection agreement, financing, and other development milestones.

New Projects

As part of the Company’s development initiative, the Company previously entered into an agreement with an independent meteorological consultant to acquire proprietary wind data for sites that may be developed into generating facilities. These potential projects are at an early stage of development. The Company is carrying out preliminary due diligence to determine the feasibility of these sites for wind and/or solar energy development, and if feasible, acquiring the land by purchase or lease.

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DEVELOPMENT STRATEGY

The Company acquires and develops sites or existing wind and solar projects based on the following criteria:

  Satisfactory wind/solar and/or resources to justify a commercial renewable energy facility;

  Access to transmission facilities with sufficient available capacity;

  Permitting and zoning policies that allow wind or solar farm development;

  Satisfactory environmental and archeological studies;

  Satisfactory terrain and geographic features that do not impede development;

  Regional support for renewable energy from the local population;

  Local political support for wind/solar power development;

  Adequate incentives at the federal and state levels, including federal and state tax credits and other financial incentives;

  Projected economically feasible electricity prices; and

  Growing demand for electricity.

The Company has internal consultants as well as third party consultants who are experienced in assessing wind and solar resources, completing the necessary development programs to build wind or solar projects and perform development activities. The Company will continue to focus its attention on states/territories/provinces that have renewable energy portfolio standards.

Revenue Strategies

Revenue from the Company’s wind and solar energy generating facilities in the U.S. comes from the sale of electricity. Electricity prices vary due to the demand for electricity, competing electricity sources, and support for renewable energy. The Company continues to focus on markets that provide the highest potential returns, primarily states with Renewable Portfolio Standards, high PPA prices and long term PPA’s being 20 years.

Financing Strategies

The Company plans to continue raising capital through institutional sources, such as those that financed Windstar and Kingman, as they are experienced in power project financing, to finance the construction and operation of wind and solar energy facilities. These financial sources are familiar with the operation of power generating facilities and their potential operating and construction risks. The amount of project debt available depends upon the projected cash flow, the existence of a long-term PPA with credit-worthy utilities, the wind/solar assessment report, the identity of the turbine or solar module supplier and the general contractor, and the interest rates existing when funds are drawn down.

The Company’s primary financial strategy is to minimize dilution by only issuing shares at the corporate level if the overall shareholder dilution is less than selling an interest in certain projects to raise the equity required to finance project development.

SELECTED QUARTERLY INFORMATION

		Three Months Ended June 30		Six Months Ended June 30
		2012	2011	2012	2011
Total revenues		$14,405,141	$1,047,212	$19,288,218	$1,558,562
Net earnings (loss)		$2,377,743	$(1,234,965)	$1,730,613	$(1,633,063)
Earnings (loss) per share
-	Basic	$ 0.04	$ (0.02)	$ 0.03	$ (0.03)
-	Diluted	$ 0.04	$ (0.02)	$ 0.03	$ (0.03)
Weighted average commons shares outstanding
-	Basic	62,722,050	58,653,204	62,394,647	57,213,030
-	Diluted	64,996,071	58,653,204	65,540,083	57,213,030

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NON-GAAP PERFORMANCE MEASURES

Reconciliation of Adjusted EBITDA and Adjusted Operational EBITDA to Net Loss

Adjusted EBITDA, Adjusted Operational EBITDA, Adjusted EBITDA per share, and Adjusted Operational EBITDA per share are non-GAAP performance measures that management uses to assess the amount of cash generated by the Company, and to measure the operating performance of the Company, excluding the effects of interest, income taxes, depreciation and amortization, and other expenses or income. Management measures performance, excluding these items, as they may be non-cash, unusual in nature, future project development related, and/or are not factors used by management for evaluating the operating performance of the Company. Adjusted EBITDA, Adjusted Operational EBITDA, Adjusted EBITDA per share, and Adjusted Operational EBITDA per share, are not recognized measures under GAAP, and therefore, may not be comparable with those presented by other reporting issuers. Further, Adjusted EBITDA and Adjusted Operational EBITDA are not intended to be representative of cash flows from operating activities or the results of operations as determined in accordance with GAAP. However, the Company believes that these measures are important, as they provide management and the reader with additional information about its operating, project development and cash generating capabilities, and facilitates the comparison of results over different periods.

The following table is derived from, and should be read in conjunction with, the condensed interim consolidated financial statements. Adjusted EBITDA, and Adjusted EBITDA per share, are calculated as follows:

		Three Months Ended		Six Months Ended
		June 30		June 30
		2012	2011	2012	2011
Net Earnings (loss)		$2,377,743	$(1,234,965)	$1,730,613	$(1,633,063)
Add (deduct):
Deferred income tax expense		227,467	(97,046)	80,239	(501,579)
Current income tax expense		2,724	-	2,761	-
Mark-to-market (gain) loss on CAD warrants		(1,385,285)	(168,797)	(1,555,608)	(1,003,269)
Interest income		(1,189)	(8,563)	(5,603)	(13,274)
Other income		(116,555)	-	(233,110)	-
Interest expense		6,082,235	136,433	7,880,616	242,521
Depreciation and amortization		3,046,846	237,245	4,339,142	472,647
Stock-based compensation expense		362,613	471,736	786,077	875,926
Adjusted EBITDA		$10,596,599	$(663,957)	$13,025,127	$(1,560,091)
Project development net of stock-based compensation		$420,499	$332,474	$804,953	$364,398
Adjusted Operational EBITDA		$11,017,098	$(331,483)	$13,830,080	$(1,195,153)
Adjusted EBITDA per share (1)
-	Basic	$0.17	$(0.01)	$0.21	$(0.03)
-	Diluted	$0.16	$(0.01)	$0.20	$(0.03)
Adjusted Operational EBITDA per share (1)
-	Basic	$0.18	$(0.01)	$0.22	$(0.02)
-	Diluted	$0.17	$(0.01)	$0.21	$(0.02)
Weighted avg. common shares outstanding
-	Basic	62,722,050	58,653,204	62,394,647	57,213,030
-	Diluted	64,996,071	58,653,204	65,540,083	57,213,030
(1)	Adjusted EBITDA per share and Adjusted Operational EBITDA per share are calculated by dividing these figures by the basic and diluted weighted average common shares outstanding.

RESULTS OF OPERATIONS

Revenues

For the three and six months ended June 30, 2012, operating revenues increased by 1276% to $14,405,141 (2011 -1,047,212) and by 1138% to $19,288,218 (2011 - $1,558,562), compared to operating revenues for the comparative period, respectively. This increase in operating revenues was driven by a 488% increase to 131,998MWh (2011 - 22,452MWh) and by a 383% increase to 170,258MWh (2011 - 35,270MWh) in energy production for the three and six months ended June 30, 2012, respectively, due to the additional energy production and sales from the newly operational Windstar and Kingman generating facilities.

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Operating expenses

Operating expenses includes operations and maintenance costs, property taxes, ROW fees, insurance, electricity costs, and overhead associated with operating the Company’s generating facilities. Operating expenses increased 524% to $2,364,959 (2011 - $379,142) and increased 388% to $3,655,140 (2011 - $749,734) for the three and six months ended June 30, 2012, over the 2011 comparative periods. These year-over-year increases in operating expenses resulted from the addition of the newly operational Windstar and Kingman generating facilities.

General and administration

	Three Months Ended		Six Months Ended
	June 30		June 30
	2012	2011	2012	2011
Professional fees	$433,328	$274,627	$630,771	$393,760
Salaries, consulting and directors’ fees	373,560	351,360	737,558	663,200
Stock-based compensation	251,797	335,227	542,633	617,244
Travel and automotive	70,634	55,639	201,033	169,850
Advertising and promotion	16,161	28,856	45,987	59,936
Office and secretarial	103,846	87,520	219,427	165,080
Public company costs	31,623	30,352	89,185	49,379
	$1,280,949	$1,163,581	$2,466,594	$2,118,449

General and administration costs increased 10% to $1,280,949 and 16% to $2,466,594 for the three and six months ended June 30, 2012, over the 2011 comparative periods. These increases can largely be attributed to the following:

  Professional fees increased 58% to $433,328 and 60% to $630,771 for the three and six months ended June 30, 2012, due to one-off professional fees incurred for the Company’s Windstar project.

  Salaries, consulting and directors’ fees increased 6% to $373,560 and 11% to $737,558 for the three and six months ended June 30, 2012, as additional employees were hired to support growth resulting from the Windstar, Kingman, and Yabucoa projects in 2012.

  Stock-based compensation decreased 248% to $251,797 and 12% to $617,244 for the three and six months ended June 30, 2012 as a majority of the outstanding options fully vested in the period.

  Office and secretarial expenses increased 19% to $103,846 and 33% to $219,427 for the three and six months ended June 30, 2012, due to the need for increased floor space at the Company’s Vancouver head office, to accommodate additional staff, and the corresponding increase in office rental and insurance costs.

  Public company costs increased 4% to $31,623 and 81% to $89,185 for the three and six months ended June 30, 2012, due to timing differences associated with regulatory filing costs.

Project development

	Three Months Ended		Six Months Ended
	June 30		June 30
	2012	2011	2012	2011
Consulting fees	$205,264	$149,995	$403,499	$392,065
Stock-based compensation	110,816	135,129	243,444	257,302
Project costs	143,297	118,607	269,339	184,018
Travel and automotive	28,046	27,452	42,060	48,050
Office and secretarial	43,892	36,420	90,055	72,739
	$531,315	$467,603	$1,048,397	$954,174

Project development costs increased 14% to $531,315 and 10% to 1,048,397 for the three and six months ended June 30, 2012, over the 2011 comparative periods. These increases can largely be attributed to the following:

  Consulting fees increased 37% to $205,264 and 3% to $403,499 for the three and six months ended June 30, 2012, as additional consultants were hired to support growth resulting from the Windstar, Kingman, and Yabucoa projects in 2012.

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  Stock-based compensation decreased 17% to $110,816 and 5% to $257,302 for the three and six months ended June 30, 2012 as a majority of the outstanding options fully vested in the period.

  Project costs increased 21% to $143,297 and 46% to $269,339 for the three and six months ended June 30, 2012, due to the costs associated our Snowflake project, and the decommissioning of our terminated Barstow project.

Depreciation and amortization

Depreciation and amortization expense increased 1184% to $3,046,846 (2011 – $237,245) and 818% to $4,339,142 (2011 -$472,647) for the three and six months ended June 30, 2012, over the 2011 comparative periods, as the Windstar and Kingman generating facilities were placed into operation on September 24, 2011 and March 12, 2012, respectively, and commenced depreciation and amortization.

Interest expense

Interest expense for the three and six months ended June 30, 2012, increased 4358% to $6,082,235 (2011 - $136,433) and 3149% to $7,880,616 (2011 - $242,521), over the 2011 comparative periods. These significant increases in interest expense for the three and six months ended June 30, 2012, are attributable to interest incurred on the Kingman term loan, and the Windstar senior secured notes and bridge financing.

Other income

The Company recorded other income of $116,555 (2011 - $Nil) and $348,295 (2011 - $Nil) for the three and six months ended June 30, 2012, respectively. This is primarily attributed to the recognition of $116,555 and $233,110, for the three and six months ended June 30, 2012, respectively, in deferred income from the Kingman cash grant.

Mark-to-market gains on Canadian dollar warrants

Mark-to-market gains on the Company’s Canadian dollar denominated warrants for the three and six months ended June 30, 2012 were $1,385,285 and $1,555,608, respectively, compared to gains of $168,797 and $1,003,269 for the three and six months ended June 30, 2011. The mark-to-market gains for the three and six months ended June 30, 2012, are directly attributable to the decline in fair value of the Company’s warrant liability, given that the stock price declined from a closing price of $2.01/share at December 31, 2011 to $1.20/share at June 30, 2012.

Income tax recovery

The Company’s deferred income tax expense was $227,467 and $80,239 for the three and six months ended June 30, 2012, compared to a recovery of $97,046 and $501,579 for the comparative periods.

Comprehensive income (loss)

Comprehensive income was $1,776,786 and $1,458,022 for the three and six months ended June 30, 2012, compared to comprehensive losses of ($1,621,920) and ($2,171,161) for the comparative periods. Comprehensive income at June 30, 2012, was comprised of the following items:

  Net earnings of $1,730,613 ($1,633,063 loss – June 30, 2011) for the six months ended June 30, 2012;

  Unrealized foreign exchange gains of $22,855 ($4,821 – June 30, 2011) on translation of the Canadian parent company for the six months ended June 30, 2012, stemming from differences in the Canadian dollar vis-à-vis the U.S. dollar;

  Mark-to-market losses on the Kingman interest rate swaps totaling $295,446 ($431,055 – June 30, 2011) for six months ended June 30, 2012, resulting from the fact that seven-year swap rates decreased marginally during the quarter.

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SUMMARY OF QUARTERLY RESULTS

			Net Income (loss)
	Total	Net Income (loss)	Per Share
US GAAP	Revenues	by Quarter	Basic and Diluted
Q2 2012	$14,405,141	$2,377,743	$0.04
Q1 2012	4,883,077	(647,130)	(0.01)
Q4 2011	948,550	(1,700,805)	(0.03)
Q3 2011	747,280	(1,581,610)	(0.02)
Q2 2011	1,047,212	(1,234,965)	(0.02)
Q1 2011	511,350	(398,098)	(0.01)
Q4 2010	383,628	2,894,964	0.05
Q3 2010	826,896	(640,327)	(0.01)

The Company’s quarterly revenues are subject to seasonality. During the winter period in California, lower wind resources commonly occur, and therefore, the Company is subject to lower sales revenues during the first and fourth quarter of each fiscal year. The California spring and summer months typically generate much higher wind resources, leading to higher sales revenues for the Company in the second and third quarter of each fiscal year. During the winter period in Arizona, higher wind resources commonly occur, acting as a hedge against lower resource months in California. The significant increase in revenues for Q2 2012 is due to the additional revenues from Windstar and Kingman.

The Company’s quarterly net income or loss has fluctuated widely over the past eight periods. While, the seasonality of the Company’s revenues can explain part of the fluctuations, the remaining variances in 2011 can largely be attributed to the significant increase in project construction monitoring costs and general and administration costs to support the Company’s continued growth. Similarly, project development costs throughout 2011 exhibited significant year-over-year growth as the Company’s development projects progressed.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity risk is the risk that the Company may encounter difficulty in meeting its financial obligations as they come due. The Company manages its liquidity risk associated with its financial liabilities through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the payment requirements of maturing financial liabilities.

As at June 30, 2012, the Company had a cash balance of $577,930 and $27,853,797 in restricted cash reserved for the Windstar and Kingman generating facilities, compared to a cash balance of $429,583 and $47,015,675 of restricted cash as at December 31, 2011. The restricted cash balance is reserved solely for project and operational costs related to the Windstar and Kingman generating facilities, respectively, and are held in restricted escrow accounts.

On a monthly basis, the Company applies for the funds to be released from the escrow accounts to pay for specified construction and operational costs. Further, in accordance with the Windstar and Kingman loan agreements, in order to be eligible to make distributions from the restricted escrow accounts, the Company must maintain a minimum debt service coverage ratio on each calculation date. The Company’s first calculation date being June 30, 2012, and semi-annually thereafter, for Kingman, while the Windstar calculation date commences October 31, 2012, and is calculated quarterly on each of January, April, July and October. As at June 30, 2012, the Company was in compliance with its Kingman credit agreement covenants and made its first distribution of $300,000.

As of June 30, 2012, the Company’s working capital was a negative $109,495,238 (negative $102,481,507 at December 31, 2011). This negative working capital balance primarily relates to the project mezzanine financing, being the Windstar Rabo financing of $55,000,000 and deferred financing of $15,488,574. On July 9, 2012, the Company was awarded $78,334,713 in tax free cash grant under the US internal Revenue Code Section 1603 in connection with its 120MW Windstar project. The funds were subsequently received on July 16, 2012. $55,000,000 was used to repay the Rabobank loan, $13,933,897 was used to repay deferred financing costs net of liquidated damages, $5,248,127 was used to fund the debt service reserve account and $4,710,468 was set aside for the ongoing arbitration between the Company and its deferred financing vendor. Therefore the Company’s working capital deficiency as at July 9, 2012 improved by $73,086,586 (exclusive of debt service reserve funding) due to the receipt of these proceeds. The amount awarded was $12,221,994 less than the $90,556,707 included in the company’s application. On July 17, 2012 the Company had a meeting with the head of the 1603 program to understand this shortage and to submit further documentation to support our application. The Company’s working capital deficiency is expected to improve further once a settlement is reached with Treasury.

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The one year contractual maturities of the Company’s accounts payable, accrued liabilities, accrued interest liabilities, Windstar bridge financing, corporate bridge financing, deferred financing and the REC promissory note as at June 30, 2012 is listed below. These amounts represent the future undiscounted principal and do not include interest cash flows. See the commitments and contractual obligations section for other contractual maturities not included in the table below.

Instrument	Total	1 to 3	3 to 6	Less than 1
		months	months	year
Accounts payable(i)	6,340,405	6,340,405	-	-
Accrued liabilities(ii)	2,530,664	2,530,664	-	-
Accrued interest liabilities(iii)	5,869,718	3,409,008	2,088,920	371,790
Windstar bridge financing(iv)	55,000,000	55,000,000	-	-
Corporate bridge financing(v)	19,704,439	2,209,426	13,787,047	3,707,966
Deferred financing(iv)	15,488,574	15,488,574	-	-
REC promissory note(vi)	12,006,600	8,500,000	3,506,600	-
TOTAL	116,940,400	93,478,077	19,382,567	4,079,756

i.

A total of $4,558,816 of accounts payable is in relation to the Company’s Puerto Rico project. It is the Company’s intention to repay a portion of the Puerto Rico accounts payable before project financial close with the remainder to be paid upon project financial close. The remaining accounts payable of $1,781,589 will be repaid using the $3,000,000 received from the exercise of warrants on August 13, 2012 which is discussed below.

ii.

A total of $1,688,828 of the accrued liabilities relates to non-equity incentive plan compensation and can be deferred until receipt of a corporate loan facility or when adequate working capital balances allow.

iii.

Accrued interest liabilities comprise of corporate bridge financing, Windstar senior secured notes, REC promissory note and the Kingman credit agreement. The corporate bridge financing are due on maturity dates being August 31, 2012, November 14, 2012, December 2012, and January 15, 2013. The Windstar senior secured notes is due on July 31, 2012 utilizing our restricted cash and accounts receivable balances, the REC promissory note accrued interest is due on November 30, 2012, and the Kingman credit agreement in due at the beginning of July utilizing our restricted cash and accounts receivable balances.

iv.

On July 9, 2012, the Company was awarded $78,334,713 in tax free cash grant under the US internal Revenue Code Section 1603 in connection with its 120MW Windstar project. The funds were subsequently received on July 16, 2012, and applied as follows:

  $55,000,000 used to repay the Windstar bridge financing loan;

  $13,933,897 used to repay deferred financing costs net of liquidated damages;

  $5,248,127 used to fund the debt service reserve account, and;

  $4,710,468 was set aside for the ongoing arbitration between the Company and its deferred financing vendor.

v.	The corporate bridge financings are due on maturity dates being August 31, 2012 ($2,209,426), November 14, 2012 ($2,081,973), December 2012 ($11,705,073), and January 15, 2013 ($3,707,966).
vi.

On August 15, 2012 the Company made a $500,000 partial payment on the outstanding loan and negotiated the principal to be paid $500,000 on September 15, 2012, $7.5 million on September 30, 2012, $1 million on October 31, 2012 and the remaining balance plus interest due by November 30, 2012. The Company’s intention is to repay this balance upon earlier receipt of project financial close or the closure of a corporate loan facility.

On July 16, 2012 the Company set aside $4,710,468 for the ongoing arbitration between the Company and its deferred financing vendor. Depending on the outcome of this arbitration the Company estimates it will receive between $1-3 million of these funds back for working capital needs. The Company is in late discussions with the deferred financing vendor and is hopeful to finalize arbitration in the third quarter.

On August 10, 2012 the Company received $3,000,000 from the exercise of 3,000,000 warrants (December 15, 2012 expiry) at $1.00

Cash generated from our Mesa and Windridge operations will be used to fund on-going general and administration costs and project development expenditures.

The ability of the Company to make the remaining above payment requirements related to maturing financial liabilities in the near term is dependent on the timing of cash flows from operations, the timing of the release of funds from restricted cash, the successful recovery of additional cash grant funds, settlement of deferred financing vendor arbitration, and obtaining additional construction and term financing. The ability to obtain additional financing is dependent on continued access to debt and/or equity markets which may not be available on acceptable terms. In the event that debt or equity capital is not available on acceptable terms, the Company may need to explore other strategic alternatives such as the re-negotiation of existing debt facilities, deferral of development projects and disposition of assets.

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OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The following expenses were accrued/paid to directors, officers, a significant shareholder, and the spouse of a director of the Company:

	Three Months Ended		Six Months Ended
	June 30		June 30
	2012	2011	2012	2011
Directors’ fees	$22,273	$23,256	$59,739	$46,075
Management fees	283,092	301,389	614,424	589,691
Bonuses	-	-	-	50,708
Office and secretarial	8,909	9,302	17,901	18,430
	$314,274	$333,947	$692,064	$704,904

(a)	As at June 30, 2012, the Company had an accounts receivable of $47,097 (June 30, 2011 - $43,589) from the Chief Executive Officer of the Company.

(b)	As at June 30, 2012, the Company advanced directors fees of $7,360 (June 30, 2011 - $7,232).

CRITICAL ACCOUNTING ESTIMATES

The Company’s condensed interim consolidated financial statements and notes thereto are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates, judgments, and assumptions are based upon information available to us at the time that they are made. There may be material differences between these estimates, judgments or assumptions and actual results.

The critical accounting estimates are as follows:

Since the determination of many assets, liabilities, revenues and expenses are dependent upon future events, the preparation of these condensed interim consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgment. The critical accounting estimates are as follows:

(a)

The Company has allocated the purchase price of property, equipment, goodwill, deferred income taxes and other intangible assets based on the estimated fair market values of the assets and liabilities acquired.

(b)	The Company has recorded asset retirement obligations, based on estimates of the cost to remediate the Mesa and Kingman project sites at future dates.
(c)	The Company has performed impairment testing on the amounts recorded as goodwill and power project development and construction costs.
(d)	The Company has amortized the cost of wind turbines and towers, other generating facilities, meteorological towers, furniture and equipment and PPAs over their estimated lives.
(e)

The Company has recorded stock based compensation, on its employee and consultant options, using the Black- Scholes Pricing Model, which requires an assumption of the risk-free rate, expected lives of the stock options, and their related volatilities.

(f)

The Company has performed a forecast using estimates for revenues, expenses, and foreign exchange rates for the operations and the projects currently undertaken in assessing the appropriateness of the Company’s going concern assumption.

(g)	The Company has allocated development costs based on estimates provided by our contractors on their time spent on each project.
(h)	The Company records deferred income taxes based on estimated differences in the net book values and tax values of its tangible and intangible assets, and the valuation allowance.
(i)

The Company has recorded and remeasured, each period-end, its Canadian dollar warrants using the Black-Scholes Pricing Model, which requires an assumption of the risk-free rate, expected lives of the warrants, and their related volatilities.

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CHANGES IN ACCOUNTING POLICIES

New accounting pronouncements effective in the current period

Accounting for Fair Value Measurement

On May 12, 2011, FASB amended authoritative accounting guidance regarding fair value measurement and disclosure requirements. The amendment prohibits the application of block discounts for all fair value measurements, permits the fair value of certain financial instruments to be measured on the basis of the net risk exposure and allows the application of premiums or discounts to the extent consistent with the applicable unit of account. The amendment clarifies that the highest-and-best use and valuation-premise concepts are not relevant to financial instruments. Expanded disclosures are required under the amendment, including quantitative information about significant unobservable inputs used for Level 3 measurements, a qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in unobservable inputs disclosed, a discussion of the Level 3 valuation processes, any transfers between Levels 1 and 2 and the classification of items whose fair value is not recorded but is disclosed in the notes. The amendment is effective prospectively during interim and annual periods beginning after December 15, 2011 (January 1, 2012 for the Company). The adoption of this amendment did not have a material effect on the Company's financial statements.

Presentation of Comprehensive Income

On June 16, 2011, FASB issued new accounting guidance that revises the manner in which entities present comprehensive income in their financial statements. The new guidance requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The new guidance does not change the items that must be reported in other comprehensive income and does not affect the calculation or reporting of earnings per share. The amendment is applicable retrospectively effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (January 1, 2012 for the Company). However, on December 23, 2011, the FASB issued new guidance that postpones indefinitely the application of certain provisions of the guidance issued in June 2011. The requirement to present reclassification adjustments out of accumulated other comprehensive income by component will be further deliberated by the FASB. The adoption of this amendment did not have a material effect on the Company's financial statements.

The following table presents the retrospective application of the updated ASC guidance on presentation of comprehensive income for the years ended December 31, 2011 and 2010:

Western Wind Energy Corp.
Consolidated statements of comprehensive loss
Years ended December 31, 2011 and 2010
(Expressed in U.S. dollars)

	2011	2010
	$	$
Net Loss	(4,915,478)	568,783
Other items of comprehensive (income) loss:
Currency translation adjustment of foreign operations	25,070	807,049
Change in fair value of interest rate swaps	1,558,793	476,141
Comprehensive Loss	(6,499,341)	(714,407)

FINANCIAL INSTRUMENTS

Categories of financial assets and liabilities

All financial instruments must initially be recognized at fair value on the balance sheet. The Company has classified each financial instrument into the following categories: held-for-trading assets and liabilities, loans and receivables, held-to-maturity investments, available-for-sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification.

Changes in unrealized gains and losses on held-for-trading financial instruments are recognized in the statements of operations. Gains and losses on available-for-sale financial assets are recognized in other comprehensive income (“OCI”) and are transferred to the statements of operations when the asset is disposed of or impaired. The other categories of financial instruments are measured at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are recorded to the balance sheet as deferred charges.

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The Company has made the following classifications:

  Cash and restricted cash are classified as financial assets held-for-trading and are measured on the balance sheet at fair value;

  Accounts receivable, refundable tax credits, prepaid expenses, and deposits are classified as loans and receivables and are initially measured at fair value and subsequent annual revaluations are recorded at amortized cost using the effective interest method;

  Accounts payable, accrued liabilities, accrued interest liabilities and loans payable (including current portion) are classified as other liabilities and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest method;

  Warrants are classified as held for trading and are measured at the fair value at each reporting date using the Black- Scholes pricing model; and

  Interest rate swap contracts are currently classified as cash flow hedges and are remeasured at the fair value at each reporting date using valuations obtained from the counterparty, which have been assessed by management as reasonable.

The carrying values of accounts receivable, refundable tax credits, prepaid expenses, deposits, accounts payable, accrued liabilities and accrued interest approximate their fair value at June 30, 2012 and December 31, 2011 due to their short-term nature and management’s expectations that interest rates, if any, approximate current market conditions. The Company is exposed to credit related losses, which are minimized as all sales are made under contracts with two large utility customers in California, and a large utility customer in Arizona. No reclassifications or derecognition of financial instruments occurred in the period.

The Company’s credit facilities are exposed to interest rate risk. The Company mitigates this risk by fixing certain interest rates upon the inception of the debt. The effective and fair value interest rates for loans payable, other than the senior secured notes, are estimated to be the same and for the senior secured notes are substantially the same as at June 30, 2012. Therefore, the carrying value of the loans payable reflects the amortized value.

Derivative instruments and hedging activities

The Company uses interest rate swap contracts to manage its exposure to fluctuations in interest rates over the seven year period of the floating rate portion of the long-term debt related to the Kingman project and the following 11 year period of the 18 year amortization period. These contracts are carried at fair value which was determined based on valuations obtained from the counterparty, which have been assessed by management as reasonable.

Credit risk, liquidity risk and interest rate risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with large utility customers, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. The maximum credit exposure of the Company approximates the carrying value of cash, restricted cash, accounts receivable and taxes refundable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (see liquidity and capital resources section) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in commitments and contractual obligations section, and remaining financial liabilities, consisting of accounts payable, accrued liabilities and accrued interest liabilities are expected to be realized within one year. In accordance with the Windstar and Kingman loan agreements, in order to be eligible to make distributions, the Company must maintain a minimum debt service coverage ratio on each calculation date. The Company’s first calculation date being June 30, 2012, and semi-annually thereafter, for Kingman, while the Windstar calculation date commences October 31, 2012, and is calculated quarterly on each of January, April, July and October. As at June 30, 2012, the Company was in compliance with its Kingman credit agreement covenants and made its first distribution of $300,000. This risk management strategy is unchanged from the prior year.

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The Company is exposed to interest rate risk on its variable rate Kingman term loan, however, this risk is partially mitigated through two interest rate swap contracts. Further, the Company is exposed to interest rate risk on its variable rate Windstar bridge loan. Based on balances as at June 30, 2012, a 10 basis point change in interest rates would have changed interest expense and accrued interest for power facilities by $55,000.

Cash and restricted cash are stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

Fair value hierarchy

As of June 30, 2012, the undernoted were reported at fair value.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	577,930	-	-	577,930
Restricted cash	27,853,797	-	-	27,853,797
Interest rate swap contract	-	(2,318,768)	-	(2,318,768)
Warrants	-	(1,492,148)	-	(1,492,148)
	28,431,727	(3,810,916)	-	24,620,811

The Company uses two interest rate swap contracts to manage its exposure to fluctuations in interest rates over the seven year period of the floating rate portion of the long-term debt related to the Kingman project and the following 11 year period of the 18 year amortization period. . This contract is carried at fair value which was determined based on valuations obtained from the counterparty, which have been assessed by management as reasonable.

The fair value of the Company’s warrants for the three and six months ended June 30, 2012, were estimated using the Black-Scholes pricing model.

CHANGES IN INTERNAL CONTROLS

Management assessed the effectiveness of the Company’s internal controls over financial reporting for the year ended December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework for Smaller Public Companies. Based on this assessment, management concluded that our internal controls over financial reporting were effective based on those criteria.

The Company’s internal controls and procedures over financial reporting changed during the period ended June 30, 2012, as a result of the following:

  The internal appointment of a new Chief Financial Officer and Director of Finance; and

No other changes in the Company’s internal controls, or other factors that have materially affected, or are reasonably likely to materially affect these controls, have occurred during the period ended June 30, 2012.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any system of controls and procedures over financial reporting and disclosure, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The commitments and contractual obligations as at June 30, 2012 are as follows:

	Total	2012	2013	2014	2015	2016	Thereafter (1)
	$	$	$	$	$	$	$
Long term debt (a)	322,187,396	101,991,524	11,850,484	8,331,888	7,969,132	8,481,764	183,562,604
Right of way agreement (b)	814,402	81,703	145,355	145,930	146,522	147,132	147,761
Office leases (c) (d)	736,991	82,846	157,192	151,436	158,808	160,037	26,673
Management contract (e)	1,358,362	113,796	234,420	241,452	248,696	256,157	263,842
Operations and maintenance agreement (f) (g)	11,258,700	130,450	334,650	2,533,400	2,753,400	2,753,400	2,753,400
Interconnection agreement (h)	2,500,000	-	-	-	-	-	2,500,000
Dark fiber lease (i)	46,984	7,355	7,539	7,728	7,921	8,119	8,322
Decommission funding (j)	742,595	-	148,519	148,519	148,519	148,519	148,519
Land lease (k)	803,436	121,406	171,406	146,406	121,406	121,406	121,406
Vehicle Leases (l)	153,614	31,596	63,193	56,438	2,387	-	-
Mesa reclamation bond (m)	684,911	342,456	342,456	-	-	-	-
	341,287,392	102,903,133	13,455,213	11,763,197	11,556,791	12,076,534	189,532,526
(1)Assumes annualized payment for (b) through (l)

(a)	Long term debt

	i.	Windstar senior secured notes

The Company entered into a $204,459,000 Senior Secured Note Purchase Agreement with various institutional lenders to finance the Windstar project. Term conversion occurred on April 30, 2012. In accordance with the Note Purchase Agreement, all Series A, B and C notes were exchanged for Series D notes, with interest payable quarterly at a rate of 7.19% per annum. The maturity date of these Series D notes is 20 years from the conversion date. Repayments of interest and principal commenced on July 31, 2012.

	ii.	Windstar bridge financing

The Company signed a financing agreement with Rabobank to finance the Windstar project for up to $55,000,000 in the form of a letter of credit (“LC”). Interest on amounts drawn from the LC is based on LIBOR plus the applicable margin. An LC fee is also charged on the undrawn portion of the LC. Interest and the LC fee are due monthly. The loan matures on the date upon which Windstar receives the U.S. Department of Energy cash grant described below but no later than July 31, 2012. As at June 30, 2012, Rabobank had funded $55,000,000 of the LC (December 31, 2011 - $51,013,346). The loan was subsequently repaid on July 16, 2012.

	iii.	Corporate bridge financing

During the period ended June 30, 2012, the Company renewed two of its corporate loan agreements, originally entered into on January 15, 2010. The loans including outstanding interest were renewed on January 15, 2012. The $2,930,550 loan bears interest at 20% per annum, and the $778,287 loan bears interest at 25% per annum. Both loans mature on January 15, 2013.

The Company originally entered into two corporate loan agreements in December 2010, both of the loans including outstanding bonuses and interest were renewed in December 2011 and mature in December 2012. The $6,634,233 loan bears interest at 20% per annum, and the $5,070,840 loan bears interest at 25% per annum.

On November 14, 2011, the Company signed a corporate promissory note agreement with an institutional investor for $2,000,000. The note carries a $220,000 upfront fee payable at maturity. The principal amount of the note and the upfront fee bear interest at 12% per annum, compounded monthly. The promissory note matures on November 13, 2012.

The Company originally entered into a corporate loan agreement on June 30, 2010, the loan including outstanding interest was renewed on June 30, 2011 and matures on June 30, 2012. The $2,209,426 loan bears interest at 12% per annum, and includes a bonus of $243,037 payable at maturity. The loan was subsequently renewed.

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All corporate loan agreements allow for early repayment by the Company, without premium or penalty.

iv.	Kingman credit agreement

On December 20, 2010, the Company signed a credit agreement with Keybank National Association (“Keybank”). Under the agreement, Keybank provided the Company with a Construction Loan facility of up to $16,000,000. The proceeds from the loan are to be used solely to pay construction costs related to the Kingman project. Interest is paid at a rate per annum equal to the adjusted Eurodollar rate in effect and the applicable margin of 3.25%.

On December 23, 2011, the Construction Loan Facility was converted to a $16,000,000 Term Loan. As of the date of conversion, the applicable margin with respect of the Base Rate and Eurodollar Loans will increase by 0.25% on each three-year anniversary of the conversion date until final maturity date. The maturity date of the Term loan is 7 years from the conversion date and the loan will be amortized over 18 years.

v.	Deferred financing

The Company has entered into $15,488,574 of deferred financing with one of its project vendors. The Company has until the earlier of the receipt of the U.S. Department of Energy cash grant or 90 days after the initial operations date to repay the deferred financing balance, at which time the full balance will begin to accrue interest at 10% per annum, until repaid. Loan repayments were subsequently made on July 16, 2012.

vi.	REC promissory note

On December 29, 2011, the Company signed a promissory note with REC U.S. Holdings, Inc. for $12,006,600. The note bears interest of 3% per annum up to March 31, 2012, 6% per annum up to June 30, 2012, and 7.5% per annum thereafter. On August 15, 2012 the company made a $500,000 partial payment on the outstanding loan and negotiated the principal to be paid $500,000 on September 15, 2012, $7.5 million on September 30, 2012, $1 million on October 31, 2012 and the remaining balance plus interest due by November 30, 2012.

On December 29, 2011, the Company entered into a module supply agreement with REC Solar U.S., LLC for the purchase of solar modules totaling 42MW for use in construction of the Company’s Yabucoa, Puerto      Rico solar project. The full amount of the promissory note was used to purchase an initial 12MW of solar modules.

vii.	Crane financing contract

The Wells Fargo Equipment Finance contract balance of $36,183 as at June 30, 2012 is secured by the equipment purchased and is repayable in 60 blended monthly payments of $4,638 commencing on March 20, 2008 with interest at a rate of 6.82% per annum.

viii.	Vehicle financing

The Company financed the purchase of a vehicle, the contract balance was $45,379 as at June 30, 2012 and is secured by the vehicle and is repayable in 48 blended monthly payments of $1,297 commencing on October 15, 2011, with interest at a rate of 5.49% per annum.

(b)

The Company has a BLM right-of-way that expires on September 22, 2037. The right-of-way requires annual payments based on the installed kilowatt (kw) capacity and BLM factors being the number of operational hours in the year, capacity factors, royalty percentages and sales price per kw. In addition, the Company has an obligation to remove foundations and equipment on the termination of the land right-of-way agreement.

The Company has a railway crossing and land lease agreement with BNSF Railway for its Kingman project, which expires in June 1, 2031. The agreement requires a $10,000 payment in the first year, followed by $1,800 payments per annum, for the railway crossing, and annual land lease payments are $15,794, both are subject to increases of 3% per annum for inflation.

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(c)

The Company has a lease agreement for office space in Vancouver, B.C. that expires March 1, 2017. Total base rent for years 1 and 2 is C$7,968 per month, year 3 is C$8,264 per month, and years 4 and 5 is C$8,890 per month. Operating costs are approximately C$4,700 per month.

(d)	The Company has entered into a lease agreement for office space in Tehachapi, California that will expire July 2012. The base rent is $1,700 per month.

(e)

The Company has entered into an operations and maintenance agreement with Green Energy Maintenance Corp. (“GEM”) that requires the Company to reimburse the contractor for all costs incurred for maintaining the Mesa and Windridge wind farms plus a management fee of $227,592 per annum. The agreement is renewable annually with 30 days’ notice from its December 15, 2012 renewal date.

(f)

The Company entered into an Operations and Maintenance Agreement with Gamesa for both the Windstar and Kingman projects. Gamesa will provide materials, supplies, consumables, equipment, and vehicles necessary for the operation and maintenance of the turbine equipment.

Starting the third year after the commencement date of the Windstar project, during the warranty period, the Company will pay an annual fixed fee of $44,000 per turbine for a period of five years. The fee shall be revised annually for inflation starting after the third year within the five year period. After the initial five year warranty period, an additional $25,000 per turbine will be added to the last annual fixed fee for an additional five year period.

During the warranty period for the Kingman project, the Company will pay an annual fixed fee of $59,000 per turbine for a period of two years.

(g)

On November 30, 2010, the Company entered into an Asset Management and Operations and Maintenance Agreement with Green Energy Maintenance Corp (“GEM”) related to the Windstar project. GEM will serve as asset manager for Windstar. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of $75,000 per year and an O&M service fee paid monthly based on an approved budget. The term of the agreement is for 24 months from the date on which GEM occupies the project site.

On December 17, 2010, the Company entered into an Asset Management and Operations and Maintenance Agreement with GEM related to the Kingman project. GEM will serve as manager and administrator and operation and maintenance provider for Kingman. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of $38,400 per year and an O&M service fee paid monthly based on an approved budget. The term of the agreement is for 24 months from the date on which GEM occupies the project site and will automatically extend annually, for an additional year, until the expiration of the power purchase agreement unless the Company gives written notice to terminate.

(h)

On November 11, 2010, the Company entered into a Common Facilities Agreement with Sky River, LLC for its Windstar project. Under this agreement, the Company is obligated to pay an operations and maintenance cost sharing and license fee. The initial payment of $2,000,000 was made within 120 days of the initial operations date, and a second payment of $2,500,000 is due on the tenth anniversary of such date.

(i)

On September 6, 2011, the Company entered into a dark fiber license agreement with UNS Electric Inc. (“UNS”). Under the agreement UNS will license the Company to use their dark fiber strands for five years. The Company will pay a license fee of $400 per route mile for each fiber pair annually on September 6th for the 20 year life of the agreement with an increase of 2.5% each year.

(j)

Pursuant to item 15 of resolution 2007-404 from the Mohave County Board of Supervisors, the Company is required to maintain a letter of credit, bond or other appropriate form of security, in the amount of the full decommissioning      cost net of salvage value, at the end of the life of the Kingman project. The Company received approval from the Mohave County Board of Supervisors to fund this security over the 20 year life of the project starting in year 2.

(k)

On February 22, 2011, the Company entered into a ground lease agreement with Rocking Chair Ranch, Inc., an Arizona corporation. The Company has paid an initial payment of $50,000 in March 2011 and will pay $50,000 on or before the first day of each anniversary of the effective date of February 22, 2011 during the feasibility development term as defined in the lease agreement. The lease may not be terminated by the Company during the first forty-two months of the lease.

The Company entered into a 527 acre ground lease agreement with eight parties for the Windswept project, in California. Under this agreement, the Company will pay a minimum of $121,406 per annum over the 30 year lease term.

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(l)

In September 2011, the Company entered into a vehicle operating lease agreement, payable monthly over the 36 month lease term, with the lease expiring in October 2014. The Company entered into a second vehicle operating lease agreement in October 2011, payable monthly over the 36 month lease term, with the lease expiring in November 2014.

(m)

The Company is required to make a $684,911 reclamation bond deposit, in four equal installments, with the Bureau of Land Management in Tehachapi, California, for its Mesa generating facility. Equal installments of $171,227.82 are due on August 27, 2012, November 26, 2012, February 25, 2013, and May 20, 2013. The bond will be refunded after expiration of the Mesa PPA, and upon completion of site and land reclamation.

(n)

On December 17, 2010, in exchange for the Company receiving financing for its Kingman project the Company executed an Alliance Agreement providing RMT an exclusive first right of refusal to serve as the sole and exclusive EPC contractor on Western Wind’s’ next one hundred and fifty megawatts (150MW) of development of wind and solar powered electrical generation facilities in the U.S., U.S. territories, and Canada, not inclusive of the Windstar and Kingman Projects.

The Company’s contingencies are as follows:

As at June 30, 2012, the Company has nine employees, and remunerates all directors, and other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

On April 12, 2012, the Company entered into arbitration with its deferred financing vendor over liquidated damages and change orders. The outcome of this arbitration is not presently determinable.

OTHER MD&A REQUIREMENTS
Disclosure of Outstanding Share Data
Summary of Securities Issued During the Three Months Ended June 30, 2012

	Common	Common	Additional	Total	Warrants
	Shares	Shares	Paid in capital
	#	$	$	$	$
Balance, December 31, 2011	60,702,947	58,265,706	11,621,019	69,886,725	5,664,412
Cash transactions
Private Placement (1)	1,550,000	2,310,596	-	2,310,596	452,082
Finder’s Warrants (1)	-	-	-	-	63,291
Exercise of warrants:
Warrants at $1.82 per share	29,694	56,672	-	56,672	(10,676)
Exercise of options
Options at $1.09 per share	87,000	178,218	(83,727)	94,491	-
	1,666,964	2,545,486	(83,727)	2,461,759	504,697
Non-cash transaction
Share-based payments	300,000	601,022	(590,087)	10,935	-
Stock-based compensation	-	-	786,077	786,077	-
Subscription receivable	61,415	125,243	(58,180)	67,063
Change in fair value of
Canadian dollar warrants	-	-	-	-	(4,676,961)
Balance, June 30, 2012	62,731,056	61,537,457	11,675,102	73,212,559	1,492,148
(1) Private placement of 1,550,000 shares at C$2.00 per unit, net of issuance costs of $230,628, warrants of $452,082, and finder’s warrants of $63,291.

Summary of Options Granted During the Period

No options were granted during the period.

Summary of Marketable Securities Held at June 30, 2012

No marketable securities held as of June 30, 2012.

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Summary of Securities at June 30, 2012

Authorized Capital:	Unlimited common shares without par value, unlimited class A preferred securities without par value

Issued and outstanding:	62,731,056 common shares

Number and Recorded Value for Shares Issued and Outstanding

At June 30, 2012, the Company had 62,731,056 common shares outstanding having an average paid up value of $0.98 per share ($61,537,457).

At June 30, 2012, there were 62,731,056 common shares, 6,537,746 warrants, and 5,233,613 options outstanding.

At August 15, 2012, there were 66,031,868 common shares, 6,522,746 warrants, and 4,947,801 options outstanding.

Description of Options, Warrants, and Convertible Securities Outstanding as at June 30, 2012

	Number or	Exercise or Conversion
Type of Security	Amount	Price (CAD$)	Expiry Date
Stock Options (1)	750,000	$1.54	November 8, 2012
Stock Options	1,308,977	$1.34	November 4, 2013
Stock Options	400,000	$1.34	December 15, 2013
Stock Options	300,000	$1.53	March 11, 2015
Stock Options (2)	2,141,636	$1.09	December 21, 2015
Stock Options	25,000	$1.45	March 7, 2016
Stock Options	85,000	$1.50	April 1, 2016
Stock Options	75,000	$1.50	June 30, 2016
Stock Options	75,000	$2.01	November 25, 2016
Stock Options	73,000	$1.11	June 24, 2019
	5,233,613
Warrants	782,250	$1.50	July 6, 2012
Warrants	84,052	$1.15	July 19, 2012
Warrants (3)	382,241	$1.25	November 30, 2012
Warrants	28,507	$1.00	November 30, 2012
Warrants (4)	3,000,000	$1.00	December 15, 2012
Warrants	372,259	$1.25	December 17, 2012
Warrants	4,937	$1.00	December 17, 2012
Warrants	1,000,000	$1.00	January 31, 2013
Warrants	775,000	$2.00	January 20, 2014
Warrants	108,500	$2.00	January 20, 2014
	6,537,746

1)	On August 10, 2012, 160,138 options were exercised for proceeds of $246,612
2)	On August 10, 2012, 125,674 options were exercised for proceeds of $136,984
3)	On August 13, 2012, 3,000,000 warrants were exercised for proceeds of $3,000,000.
4)	On August 10, 2012, 15,000 warrants were exercised for proceeds of $18,750.

Total Number of Shares in Escrow or Subject to Pooling Agreement

A total of 224,997 shares are held in escrow, pursuant to an escrow agreement dated April 29, 1999 as amended on October 26, 2007.

Additional information relating to the Company, including the Company’s Annual Information Form (AIF), is available on SEDAR at www.sedar.com.

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ADVISORY ON FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains certain forward-looking statements, including statements regarding the business and anticipated future financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company’s actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. Investors are also directed to consider other risks and uncertainties discussed in the Company’s required financial statements and filings.

Forward-looking statements in this Management’s Discussion and Analysis include references to:

  The Company’s expectation that the Yabucoa Solar project will qualify for the minimum 5% safe harbor provision of Section 1603 of the American Recovery and Reinvestment Act of 2009.

  The Company’s expectation to close arbitration with it deferred financing vendor.

  The Company’s expectation to close it corporate loan with Investec North America Limited.

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